As filed with the Securities and Exchange Commission on September 15, 2016
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE TO
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Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
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CAREY CREDIT INCOME FUND — I
(Name of Subject Company (Issuer))
CAREY CREDIT INCOME FUND — I
(Names of filing Persons (Offeror and Issuer))
Common Shares, Par Value $0.001 per share
(Title of Class of Securities)
14174W 100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
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Mark J. DeCesaris
Chief Executive Officer
Carey Credit Income Fund - I
50 Rockefeller Plaza
New York, New York 10020
Tel: (212) 492-1100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
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Copies to:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
Tel: (212) 698-3599
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CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$39,409	$3.97
*The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, is equal to 0.01007% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3.97

Form or Registration No.: Schedule TO
Filing Party: Carey Credit Income Fund — I
Date Filed: July 29, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed on July 29, 2016 with the Securities and Exchange Commission by Carey Credit Income Fund — I, an externally managed, non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Company”) in connection with the Company’s offer to purchase up to 1,602 shares of its issued and outstanding common shares (the “Shares”) (representing 2.5% per quarter of the Company’s weighted average number of outstanding Shares for the trailing four quarters) at a purchase price of $24.60 per Share (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated July 29, 2016 and related Letter of Transmittal.
The Offer terminated on September 9, 2016 (at 5:00 p.m., Central Time (the “Expiration Date”)) in accordance with its terms. As of the Expiration Date, no Shares were validly tendered pursuant to the Offer and not withdrawn. As of September 15, 2016 in accordance with the terms of the Offer, the Company did not accept for payment any Shares pursuant to the Offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAREY CREDIT INCOME FUND — I

Date:	September 15, 2016		/s/ Paul S. Saint-Pierre
		By:	Paul S. Saint-Pierre
		Title:	Chief Financial Officer